                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        OMB APPROVAL
                                            OMB Number:                3235-0145
                                            Expires:           December 31, 1997
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ______________)*


                          OpenVision Technologies, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   683716 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2-95)

                                Page 1 of 9 Pages

CUSIP NO. 683716 10 4                 13G                      PAGE 2 OF 9 PAGES


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warburg, Pincus Investors, L.P.
            I.D. # 13-3549187
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   / /
                                                                     (b)   /X/
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                               5      SOLE VOTING POWER

         NUMBER OF                    0
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  7,927,322
          OWNED BY
            EACH               7      SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                   0
                               8      SHARED DISPOSITIVE POWER
                                      7,927,322

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,927,322

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            49%

    12      TYPE OF REPORTING PERSON*

            PN

CUSIP NO.  683716 10 4               13G                       PAGE 3 OF 9 PAGES


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            E.M. Warburg, Pincus & Co., LLC
            ID# 13-3536050

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /
                                                                    (b)   /X/
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
                                5      SOLE VOTING POWER

         NUMBER OF                     0
           SHARES               6      SHARED VOTING POWER
        BENEFICIALLY                   7,927,322
          OWNED BY
            EACH                7      SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                    0
                                8      SHARED DISPOSITIVE POWER
                                       7,927,322

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,927,322

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            49%

    12      TYPE OF REPORTING PERSON*
            OO

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO.  683716 10 4               13G                       PAGE 4 OF 9 PAGES


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warburg, Pincus & Co.,
            I.D. # 13-6358475

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   / /
                                                                      (b)   /X/
    3       SEC USE ONLY


    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
                                5      SOLE VOTING POWER

         NUMBER OF                     0
           SHARES               6       SHARED VOTING POWER
        BENEFICIALLY                    7,927,322
          OWNED BY
            EACH                7       SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                     0
                                8       SHARED DISPOSITIVE POWER
                                        7,927,322

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,927,322

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*


    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            49%

    12      TYPE OF REPORTING PERSON*

            PN

                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.  683716 10 4                                               Page 5 of 9


ITEM 1.
         (a)      Name of Issuer                   OpenVision Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices
                                                   7133 Koll Center Parkway
                                                   Pleasanton, CA 94566

ITEM 2.
         (a)      NAME OF PERSON FILING AND (b) ADDRESS OF PRINCIPAL OFFICE:

                  This statement is filed by and on behalf of (a) Warburg, Pincus Investors, L.P., a Delaware limited Partnership ("WPI"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (C) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC") which manages WPI. WP, the sole general partner of WPI has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, NY 10017.


         (c)        CITIZENSHIP:                              Not Applicable

         (d)      Title of Class of Securities                Common Stock

         (e)      CUSIP Number                                683716 10 4

ITEM 3.            Not Applicable


ITEM 4.  OWNERSHIP
         (a)      Amount Beneficially Owned    7,927,322 as of December 31, 1996

         (b)      Percent of Class             49%

         (c)        Number of shares as to which such person has:


           (i) sole power to vote or to direct the vote              0
          (ii) shared power to vote or to direct the vote            7,927,322*
         (iii) sole power to dispose or direct the disposition of    0
          (iv) shared power to dispose or direct the disposition of  7,927,322*

         * Included 695,047 shares of Class B Common Stock that Warburg has the option to convert into Common Stock. Excludes 2,552,095 shares of Common Stock that is not currently convertible by Warburg into Common Stock.

CUSIP No.  683716 10 4                                               Page 6 of 9


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                                 Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.             Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.                Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP                    Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP                                               Not Applicable

ITEM 10. CERTIFICATION                                                                Not Applicable

CUSIP No.  683716 10 4                                               Page 7 of 9

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 12, 1997


                                              WARBURG, PINCUS INVESTORS, L.P.

                                              By:       Warburg, Pincus & Co.
                                                        General Partner


                                              By: /s/ STEPHEN DISTLER
                                                  ------------------------------
                                                  Stephen Distler
                                                  Partner



                                              WARBURG, PINCUS & CO.


                                              By: /s/ STEPHEN DISTLER
                                                  ------------------------------
                                                  Stephen Distler
                                                  Partner


                                              E.M. WARBURG, PINCUS & CO., LLC


                                              By: /s/ STEPHEN DISTLER
                                                  ------------------------------
                                                  Stephen Distler
                                                  Member
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CUSIP No.  683716 10 4                                               Page 8 of 9




                                    SCHEDULES


Schedule I Joint Filing Agreement, dated February 12, 1997, among the signatories to the Schedule 13G.


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CUSIP No.  683716 10 4                                               Page 9 of 9

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1 (f)(1)

                  The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instruments.

Dated:             February 12, 1997


                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By:          Warburg, Pincus & Co.
                                                         General Partner

                                            By: /s/ STEPHEN DISTLER
                                                --------------------------------
                                                  Stephen Distler
                                                  Partner

                                            WARBURG, PINCUS & CO.


                                            By: /s/ STEPHEN DISTLER
                                                --------------------------------
                                                  Stephen Distler
                                                  Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By: /s/ STEPHEN DISTLER
                                                --------------------------------
                                                  Stephen Distler
                                                  Member